Offer to Purchase for Cash

by

GAMCO Investors, Inc.

Up to $30,000,000 of Shares of its Class A Common Stock
At a Cash Purchase Price not Less than $15.00 nor Greater than $17.00 per Share

The Offer, Proration Period and Withdrawal Rights will Expire at 5:00 P.M., Eastern Time, on April 8, 2020, Unless the Offer is Extended

GAMCO Investors, Inc., a Delaware corporation (“we,” “us,” “our,” “GAMCO,” or the “Company”), is offering to purchase for cash (the “Offer”) up to $30,000,000 in aggregate purchase price of shares of our issued and outstanding Class A common stock, $0.001 par value, upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal. The Offer will commence on March 11, 2020 and terminate at 5:00 P.M., Eastern Time, on April 8, 2020, or such later date to which the Company may extend the Offer (the “Expiration Date”). Unless otherwise indicated, all references to “shares” are to shares of our Class A common stock.

On the terms and subject to the conditions of the Offer, we will determine the single per share price, not less than $15.00 nor greater than $17.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that we will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares so tendered and the prices specified by the tendering shareholders. We will select this single per share price (the “Purchase Price”) as the lowest purchase price (in increments of $0.25) within the indicated range that will enable us to purchase the maximum number of shares for an aggregate purchase price not to exceed $30,000,000, or all shares properly tendered and not properly withdrawn in the event that less than $30,000,000 in aggregate purchase price is properly tendered and not properly withdrawn.

All shares that we acquire in the Offer will be acquired at the Purchase Price, regardless of whether the shareholder tendered at a lower price. We will purchase only shares properly tendered at prices at or below the applicable Purchase Price and not properly withdrawn prior to the Expiration Date of the Offer. However, because of the “small lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the shares tendered even if shareholders tendered at or below the Purchase Price, if the Offer is oversubscribed. We will not purchase shares tendered at prices greater than the Purchase Price. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at our expense promptly after the Expiration Date.

We expressly reserve the right, in our sole discretion, to change the per share purchase price range and to increase or decrease the number of shares sought in the Offer, subject to applicable law and the authorization of our Board of Directors. In accordance with the rules of the Securities Exchange Commission (the “SEC”), if more than $30,000,000 in aggregate purchase price of shares is tendered in the Offer at or below the Purchase Price, subject to the authorization of our Board of Directors, we may increase the number of shares accepted for payment in the Offer by no more than 2% of the outstanding shares without extending the Expiration Date. See Section 2.

As of March 6, 2020, we had 8,690,897 issued and outstanding shares, or 7,640,247 outstanding shares excluding restricted stock awards (“RSAs”). Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $15.00 per share, the minimum Purchase Price under the Offer, the number of shares that would be purchased under the Offer is 2,000,000. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $17.00 per share, the maximum Purchase Price under the Offer, the approximate number of shares that would be purchased under the Offer is 1,764,705.

On February 4, 2020, the Board of Directors declared a regular quarterly dividend of $0.02 per share to all of its shareholders, payable on March 31, 2020 to shareholders of record on March 17, 2020, regardless of whether such shareholder tenders its shares in the Offer. For the avoidance of doubt, there will be no deduction to the Purchase Price on account of any cash distribution declared by the Board of Directors prior to the date hereof, including the aforementioned dividend.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED AND IS NOT CONDITIONED UPON FINANCING. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN CUSTOMARY CONDITIONS. SEE SECTION 7.

Our shares of Class A common stock are listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “GBL.” We publicly announced our intention to commence this Offer before market open on March 9, 2020. On March 6, 2020, the last full trading day before the announcement of the Offer, the reported closing price of the shares on the NYSE was $14.09 per share. Before deciding whether to tender shares, shareholders are urged to obtain current market quotations for the shares.

A detailed discussion of this Offer is contained in this Offer to Purchase. Shareholders are strongly encouraged to read this entire package of materials, and the publicly filed information about the Company referenced herein, before making a decision regarding this Offer.

OUR BOARD OF DIRECTORS HAS AUTHORIZED US TO MAKE THIS OFFER. HOWEVER, NEITHER THE COMPANY NOR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES, NOR THE DEPOSITARY, MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER SOME OR ALL OF YOUR SHARES AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM.

GGCP, Inc. (“GGCP”), the beneficial owner of a majority of our Class B common stock and 21,006 shares of our Class A common stock as of March 6, 2020, and Associated Capital Group, Inc. (“AC”), which was spun-off from the Company in November 2015, have each indicated that they do not intend to tender in the Offer. GGCP and AC each reserve the right to undertake open market sales during the term of the Offer. Mario Gabelli, our Chairman, Chief Executive Officer and Co-Chief Investment Officer – Value Portfolios, who is also the Chief Executive Officer, a director and the controlling shareholder of GGCP, has not indicated his intention to tender in the Offer. Mr. Gabelli may be deemed to have beneficial ownership of the Class A common stock held by GGCP by virtue of the relationships described above. Raymond C. Avansino, Jr., a director of the Company, has indicated his intent to tender 47,000 shares in the Offer that are held directly by The E.L. Wiegand Foundation, 40,500 shares held directly by RCA Trust One and 24,000 shares held directly by The Edwin L. Wiegand Trust, which shares Mr. Avansino is deemed to beneficially own as the trustee of each of RCA Trust One and The Edwin L. Wiegand Trust and as the Chairman and Chief Executive Officer of The E.L. Wiegand Foundation. Bruce Alpert, the Company’s Senior Vice President, has indicated his intent to tender 3,000 shares in the Offer.

None of our other directors, our executive officers, or our affiliates intends to participate in the Offer or tender any of their shares.

Neither the SEC nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

he Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

Please direct any questions or requests for assistance and requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other Offer materials to Kevin Handwerker, our General Counsel, by phone at (914) 921-5192, or by mail addressed to Kevin Handwerker, General Counsel, GAMCO Investors, Inc., One Corporate Center, Rye, New York 10580-1422. Shareholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

Offer to Purchase dated March 11, 2020

IMPORTANT PROCEDURES

If you wish to tender all or any part of your shares, you must do one of the following before the Offer expires at 5:00 P.M., Eastern Time, on April 8, 2020, or such later date and time to which we may extend the Offer:

•	complete and sign the related Letter of Transmittal according to the instructions in the Letter of Transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including your share certificates, to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”);

•	tender the shares according to the procedure for book-entry transfer described in Section 3; or

•	request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that nominee and have the nominee tender your shares for you.

We will not accept for payment any unvested RSAs, restricted stock units (“RSUs”), or any other stock-based awards tendered pursuant to the Offer. If you are a holder of RSAs, RSUs, or any other stock-based awards, you may only tender shares that you have acquired through the vesting of such awards prior to the Expiration Date.

If you desire to tender your shares but (a) your share certificates are not immediately available or cannot be delivered to the Depositary by the expiration of the Offer, (b) you cannot comply with the procedure for book-entry transfer by the expiration of the Offer, or (c) you cannot deliver the other required documents to the Depositary by the expiration of the Offer, you must tender your shares according to the guaranteed delivery procedure described in Section 3.

Shareholders must complete the Letter of Transmittal to effect a valid tender of shares.

Questions regarding the Offer, requests for assistance or requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other Offer materials should be directed to Kevin Handwerker, our General Counsel, by phone at (914) 921-5192, or by mail addressed to Kevin Handwerker, General Counsel, GAMCO Investors, Inc., One Corporate Center, Rye, New York 10580-1422. Shareholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

We are not making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to shareholders in any such jurisdiction.

SUMMARY TERM SHEET	1
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	7
THE OFFER	8
1. GENERAL TERMS OF THE OFFER	8
2. NUMBER OF SHARES; PRORATION	8
3. PROCEDURE FOR TENDERING SHAREHOLDERS	12
4. WITHDRAWAL RIGHTS	17
5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE	17
6. CONDITIONAL TENDER OF SHAREHOLDERS	18
7. CERTAIN CONDITIONS OF THE OFFER	19
8. INFORMATION CONCERNING THE COMPANY AND PURPOSES OF THE OFFER	21
9. PRICE RANGE OF SHARES	29
10. SOURCE AND AMOUNT OF FUNDS	29
11. TRANSACTIONS AND AGREEMENTS CONCERNING SHARES	29
12. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS; CONDITIONS	34
13. U.S. FEDERAL INCOME TAX CONSEQUENCES	35
14. ADDITIONAL INFORMATION; MISCELLANEOUS	44

i

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights the material terms of the proposed Offer, but you should realize that it does not describe all of the details of the Offer to the same extent described in the body of this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this document where you will find a more complete discussion. Unless otherwise indicated, references to shares are to shares of our Class A common stock and not to any other securities.

WHO IS MAKING THE OFFER?	GAMCO Investors, Inc., a Delaware corporation, with principal executive offices at 191 Mason Street, Greenwich, CT 06830 and One Corporate Center, Rye, New York 10580, telephone (203) 629-2726.

WHAT ARE WE OFFERING TO PURCHASE?	We are offering to purchase shares of Class A common stock. All references to “shares” are to shares of Class A common stock.

What will BE the Purchase Price for the ShARES?

We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select the price per share (in increments of $0.25) within a price range specified by us at which you are willing to sell your shares. The price range for the Offer is $15.00 to $17.00 per share. We will determine the Purchase Price that we will pay per share promptly after the Expiration Date. The Purchase Price will be the lowest price within the specified range that will allow us to purchase up to $30,000,000 in value of shares at such price, based on the number of shares tendered. If fewer shares are properly tendered, we will select the lowest price that will allow us to buy all the shares that are properly tendered and not properly withdrawn prior to the Expiration Date.

The Purchase Price will not be less than $15.00 nor greater than $17.00 per share. The closing sale price for the shares on the NYSE on March 6, 2020, the last full trading day before the public announcement of our intention to commence the Offer, was $14.09. We will pay the same per share Purchase Price in cash, less any applicable withholding taxes and without interest, for all the shares we purchase in the Offer, even if some of the shares are tendered at a price below the Purchase Price. See Section 2. We will not purchase any shares tendered at a price above the Purchase Price. Under no circumstances will we pay interest on the Purchase Price, even if there is a delay in making payment.

If you wish to maximize the chance that your shares will be purchased in the Offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined in the Offer.” If you agree to accept the Purchase Price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $15.00 per share, less any applicable withholding taxes and without interest. You should understand that this election could have the effect of decreasing the Purchase Price determined by us, which may result in your shares being purchased at the minimum price per share. See Section 2.

On February 4, 2020, the Board of Directors declared a regular quarterly dividend of $0.02 per share to all of its shareholders, payable on March 31, 2020 to shareholders of record on March 17, 2020, regardless of whether such shareholder tenders its shares in the Offer. For the avoidance of doubt, there will be no deduction to the Purchase Price on account of any cash distribution declared by the Board of Directors prior to the date hereof, including the aforementioned dividend.

WHAT IS THE MARKET PRICE OF OUR SECURITIES?	Our shares of Class A common stock are listed and traded on the NYSE under the symbol “GBL.” On March 6, 2020, the last full trading day before the public announcement of our intention to commence the Offer, the reported closing price of the shares on the NYSE was $14.09 per share. See Section 9.

HOW MANY SHARES WILL THE COMPANY PURCHASE IN THE OFFER?

We are offering to purchase up to $30,000,000 in aggregate purchase price of shares based on the Purchase Price in the Offer or such lesser amount depending on the number of shares properly tendered and not properly withdrawn, on the terms and subject to the conditions of the Offer.

As of March 6, 2020, we had issued and outstanding 8,690,897 shares of our Class A common stock. At the minimum Purchase Price of $15.00 per share, we would purchase 2,000,000 shares if the Offer is fully subscribed, which would represent approximately 23% of our outstanding shares as of March 6, 2020. At the maximum Purchase Price of $17.00 per share, we would purchase 1,764,705 shares if the Offer is fully subscribed, which would represent approximately 20% of our outstanding shares as of March 6, 2020. If the Offer is fully subscribed at the minimum Purchase Price, we would have 6,690,867 shares outstanding immediately following the purchase of shares tendered in the Offer. If the Offer is fully subscribed at the maximum Purchase Price, we would have 6,926,192 shares outstanding immediately following the purchase of shares tendered in the Offer. The actual number of shares outstanding immediately following completion of the Offer will depend on the number of shares tendered and purchased in the Offer, as well as the Purchase Price for such shares.

Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of the Offer, up to an additional 2% of outstanding shares of our Class A common stock (or 173,817 shares) without extending the Expiration Date. In exercising this right, we may increase the Purchase Price to allow us to purchase all such additional shares, but not above the maximum Purchase Price. The Offer is not conditioned on any minimum number of shares being tendered, but is subject to certain other conditions. See Section 7.

What will happen if more than $30,000,000 in aggregate purchase price of shares are tendered at or below the purchase price?

If more than $30,000,000 in aggregate purchase price of shares are properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date for the Offer, we will purchase shares as follows:

	•	first, from all holders of “small lots” of less than 100 shares who properly tender all of their shares at or below the Purchase Price and do not properly withdraw them before the Expiration Date for the Offer;

	•	second, from all other shareholders who properly tender shares at or below the Purchase Price and do not properly withdraw them before the applicable Expiration Date, on a pro rata basis (except for shareholders who tendered shares conditionally if the condition was not satisfied); and

	•	third, only if necessary to permit us to purchase $30,000,000 in aggregate purchase price of shares (or such greater amount as we may elect to purchase, subject to applicable law and the authorization of our Board of Directors), from shareholders who have conditionally tendered shares at or below the Purchase Price and do not properly withdraw them (if the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares at or below the Purchase Price.

Because of the “small lot” priority, proration and conditional tender provisions described above, we may not purchase all of the shares that you tender even if you tender them at or below the Purchase Price. See Section 2.

If I own fewer than 100 shares subject to the offer and I tender all of my shares, will I be subject to proration?	If you beneficially own fewer than 100 shares, in the aggregate, and you properly tender all of these shares at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date for the Offer and you complete the section entitled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, we will purchase all of your shares without subjecting them to the proration procedure. See Section 2.

WHY IS THE COMPANY MAKING THIS OFFER?	We believe that the repurchase of shares is consistent with our long-term goal of maximizing shareholder value. Our Board of Directors, with the assistance of management and outside advisors, has evaluated our operations, financial condition, capital needs, strategy and expectations for the future and believes that the Offer is a prudent use of certain of our financial resources given our business profile, prospective capital requirements, and the current market price of our shares. The Offer represents the opportunity for us to return cash to shareholders who elect to tender their shares, while at the same time increasing non-tendering shareholders’ proportionate interest in us. See Section 8.

How will THE COMPANY pay for the shares?	We anticipate that we will purchase shares in the Offer, and pay related fees and expenses, with our available cash resources. Financing is not a condition to the Offer. See Section 10.

WHEN DOES THE OFFER EXPIRE?	The Offer will expire at 5:00 P.M., Eastern Time, on April 8, 2020, unless we extend it. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is possible the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline. We may choose to extend the Offer for any reason, subject to applicable laws. We cannot assure you that we will extend the Offer or indicate the length of any extension we may provide. See Section 12.

How will I be notified if the Company extends, amends or terminates the Offer?	If we decide to extend the Offer, we will issue a press release announcing the extension and the new expiration date by 9:00 A.M., Eastern Time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Offer by making a public announcement of the amendment. We can terminate the Offer under certain circumstances. See Section 12.

Are there any conditions to the Offer?	While the Offer is not conditioned upon any minimum number of shares being tendered or our receipt of financing, it is subject to customary conditions, such as the absence of court and governmental action prohibiting, challenging or restricting the Offer and the absence of changes in general market conditions or our business that, in our reasonable judgment, are or may be materially adverse to us, as well as other conditions. See Section 7.

ONCE TENDERED, MAY I WITHDRAW MY TENDER?	If you tender shares pursuant to this Offer, you may withdraw your tender at any time until the Expiration Date. If you wish to withdraw your tender, you must deliver, on a timely basis, a written notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of those shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3.

WILL THE COMPANY’S DIRECTORS, EXECUTIVE OFFICERS OR AFFILIATES PARTICIPATE IN THE OFFER?

GGCP, the beneficial owner of a majority of our Class B common stock and 21,006 shares of our Class A common stock as of March 6, 2020, and AC, which was spun-off from the Company in November 2015, have each indicated that they do not intend to tender in the Offer. GGCP and AC each reserve the right to undertake open market sales during the term of the Offer. Mario Gabelli, our Chairman, Chief Executive Officer and Co-Chief Investment Officer – Value Portfolios, who is also the Chief Executive Officer, a director and the controlling shareholder of GGCP, has not indicated his intention to tender in the Offer. Mr. Gabelli may be deemed to have beneficial ownership of the Class A common stock held by GGCP by virtue of the relationships described above. Raymond C. Avansino, Jr., a director of the Company, has indicated his intent to tender 47,000 shares in the Offer that are held directly by The E.L. Wiegand Foundation, 40,500 shares held directly by RCA Trust One and 24,000 shares held directly by The Edwin L. Wiegand Trust, which shares Mr. Avansino is deemed to beneficially own as the trustee of each of RCA Trust One and The Edwin L. Wiegand Trust and as the Chairman and Chief Executive Officer of The E.L. Wiegand Foundation. Bruce Alpert, the Company’s Senior Vice President, has indicated his intent to tender 3,000 shares in the Offer.

None of our other directors, our executive officers, or our affiliates intends to participate in the Offer or tender any of their shares.

DO WE RECOMMEND THAT YOU TENDER YOUR SHARES IN THE OFFER?

Our Board of Directors has authorized us to make this Offer. However, neither the Company nor any of its directors, officers or employees, nor the Depositary, makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender some or all of your shares.

HOW DO I TENDER MY SHARES PURSUANT TO THE OFFER?

Either:

(i)     You must properly complete and duly execute the Letter of Transmittal and deliver it with your share certificate(s) to the Depositary at the address appearing on the back cover page of this document;

(ii)   The Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or

(iii) You must comply with the guaranteed delivery procedure.

When will the Company pay for the shares I tender?	We will pay the applicable Purchase Price to you in cash, less any applicable withholding taxes and without interest, for the shares we purchase promptly after the Expiration Date of the Offer and the acceptance of the shares for payment; provided, however, that, if proration is required, we do not expect to announce the results of the proration and begin paying for tendered shares until up to approximately four (4) business days after the expiration of the Offer. See Section 5.

If I decide not to tender, how will the Offer affect my shares?	Shareholders that choose not to tender their shares will own a greater percentage interest in our outstanding Class A common stock following consummation of the Offer. See Section 8.

Will I have to pay brokerage commissions if I tender my shares?	If you are a registered shareholder and you tender your shares directly to the Depositary, you will not incur any brokerage commissions. If you hold shares through a broker, dealer, commercial bank, trust company or other nominee, we recommend that you consult your broker, dealer, commercial bank, trust company or other nominee to determine whether transaction costs are applicable. See Section 3.

What are the U.S. federal income tax consequences if I tender my shares?	Generally, your receipt of cash from us in exchange for tendered shares will be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered shares will generally be treated for U.S. federal income tax purposes either as consideration received in respect of a sale or exchange of the shares purchased by us or as a distribution from us in respect of shares. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer. “Non-U.S. shareholders” are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedures.

WHO CAN RESPOND TO QUESTIONS OR PROVIDE ASSISTANCE REGARDING THE OFFER?	Please direct questions or requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal or other Offer materials, to Kevin Handwerker, our General Counsel, by phone at (914) 921-5192, or by mail addressed to Kevin Handwerker, General Counsel, GAMCO Investors, Inc., One Corporate Center, Rye, New York 10580-1422.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Offer to Purchase contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical information contained herein are forward-looking statements. These statements may contain projections relating to revenues, earnings, operations, other financial measures, economic conditions, trends and known uncertainties, and may include statements regarding our future performance, strategies and objectives. Representatives of the Company may also make forward-looking statements. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will” and similar expressions identify statements that constitute forward-looking statements.

Our forward-looking statements are not meant as, and should not be considered to be, guarantees of future performance or events. Rather, they reflect management’s review, consideration and analysis of available facts and other information regarding the subject matter of the forward-looking statements, and are applicable only as of the dates of such statements. Any forward-looking statement speaks only as of the date on which the statement is made. The Company undertakes no obligation to update or revise any forward-looking statements, or any other information herein, to reflect events or circumstances that arise after the date hereof.

By their nature, all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons.

Please refer to our Annual Report on Form 10-K for the year ended December 31, 2019, including Item 1A, “Risk Factors,” in such report, as well as our other filings with the SEC, for a more detailed discussion of risks and uncertainties. Any forward-looking statement should be read and interpreted together with these other filings. There can be no assurance that the Company has correctly identified and appropriately assessed all factors affecting its business. Additional risks and uncertainties not presently known to the Company or that it currently believes to be immaterial also may adversely affect the Company. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on the Company’s business, financial condition and results of operations. For these reasons, you are cautioned not to place undue reliance on the Company’s forward-looking statements.

THE OFFER

1.	GENERAL TERMS OF THE OFFER

Upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, we will purchase $30,000,000 in aggregate purchase price of shares, or all shares properly tendered and not properly withdrawn in the event that less than $30,000,000 in aggregate purchase price of shares is properly tendered and not properly withdrawn, in accordance with Section 2, before 5:00 P.M., Eastern Time, on April 8, 2020, the scheduled Expiration Date of the Offer, unless extended, at a Purchase Price not less than $15.00 nor greater than $17.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. Unless otherwise indicated, all references to shares are to shares of our Class A common stock. The Offer will commence on March 11, 2020, and terminate on the Expiration Date, or such later date to which the Company may extend the Offer.

2.	NUMBER OF SHARES; PRORATION

Number of Shares. As of March 6, 2020, we had issued and outstanding 8,690,897 shares of our Class A common stock. At the minimum Purchase Price of $15.00 per share, we would purchase 2,000,000 shares if the Offer is fully subscribed, which would represent approximately 23% of our outstanding shares as of March 6, 2020. At the maximum Purchase Price of $17.00 per share, we would purchase 1,764,705 shares if the Offer is fully subscribed, which would represent approximately 20% of our outstanding shares as of March 6, 2020. If the Offer is fully subscribed at the minimum Purchase Price, we would have 6,690,897 shares outstanding immediately following the purchase of shares tendered in the Offer. If the Offer is fully subscribed at the maximum Purchase Price, we would have 6,926,192 shares outstanding immediately following the purchase of shares tendered in the Offer. The actual number of shares outstanding immediately following completion of the Offer will depend on the number of shares tendered and purchased in the Offer, as well as the Purchase Price for such shares.

We reserve the right, in our sole discretion, to change the per share purchase price range and to increase or decrease the number of shares to be sought in the Offer, subject to applicable law and the authorization of our Board of Directors. In accordance with the rules of the SEC, if more than $30,000,000 in aggregate purchase price of shares is tendered in the Offer at or below the Purchase Price, subject to the authorization of our Board of Directors, we may increase the number of shares accepted for payment in the Offer by no more than 2% of the outstanding shares without extending the Expiration Date. In the event of an oversubscription of the Offer as described below, shares tendered at prices at or below the Purchase Price for the Offer (determined as provided herein) will be subject to proration, except for Small Lots (as defined below).

If we:

•	increase the price to be paid for the shares above $17.00 per share, decrease the price to be paid for the shares below $15.00 per share;

•	increase the number of shares being sought in the Offer by more than 2% of our outstanding shares (or 173,817 shares); or

•	decrease the number of shares being sought in the Offer; and

in any such case the Offer affected by such increase or decrease is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 12, we will extend the affected Offer until the expiration of such period of ten (10) business days. For the purposes of the Offer, a “business day” means any day other than Saturday, Sunday or a United States federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, Eastern Time. See Section 12.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED AND IS NOT CONDITIONED UPON FINANCING. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN CUSTOMARY CONDITIONS. SEE SECTION 7.

Purchase Price. In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender shares must specify the price or prices, not less than $15.00 nor greater than $17.00 per share, at which they are willing to sell their shares to us in the Offer. The lowest price that may be specified for shares is $15.00. The prices that may be specified for shares increase in increments of $0.25 up to the highest price that may be specified, which is $17.00 per share. A shareholder who desires to tender shares at more than one price must complete a separate Letter of Transmittal for each price. Alternatively, shareholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the Purchase Price (determined as provided herein) we pay for shares properly tendered and not properly withdrawn pursuant to the Offer, in which case the shareholder will be deemed to have tendered such shares at the minimum price of $15.00 per share. Choosing the second option will maximize the chance that we will purchase a tendering shareholder’s shares, may lower the Purchase Price paid for all purchased shares in the Offer and could result in the tendering shareholder receiving a price per share as low as $15.00, less any applicable withholding taxes and without interest. See Section 9 for recent market prices for our shares of Class A common stock.

TO TENDER SHARES PROPERLY, SHAREHOLDERS MUST SPECIFY THE PRICE THEY ARE WILLING TO ACCEPT FOR THE SHARES THEY TENDER OR, ALTERNATIVELY, SPECIFY THAT THEY WILL SELL THEIR TENDERED SHARES AT THE PURCHASE PRICE FOR SUCH SHARES DETERMINED AS PROVIDED HEREIN. IF YOU SPECIFY MORE THAN ONE PRICE FOR YOUR SHARES IN A SINGLE LETTER OF TRANSMITTAL YOU WILL NOT HAVE VALIDLY TENDERED YOUR SHARES. SEE SECTION 3.

As promptly as practicable following the Expiration Date, we will determine the Purchase Price within the applicable price range that we will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price within the indicated range, that will enable us to purchase the maximum number of shares for an aggregate purchase price not exceeding $30,000,000, or all shares properly tendered and not properly withdrawn in the event that less than $30,000,000 in aggregate purchase price of shares is properly tendered and not properly withdrawn prior to the Expiration Date. In each case, the Purchase Price will be the net amount payable to the seller in cash, less any applicable withholding taxes and without interest.

Shares properly tendered under the Offer at prices at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the small lot priority, proration and conditional tender provisions. We will not purchase shares tendered at prices greater than the Purchase Price, nor will we purchase shares that we do not accept in the Offer because of “small lot” priority, proration and conditional tender provisions. We will return to the tendering shareholders shares that we do not purchase in the Offer at our expense promptly after the applicable Expiration Date.

Shareholders also can specify the order in which we will purchase shares tendered in the Offer in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Offer. In the event a shareholder does not designate the order and fewer than all shares are purchased due to proration or otherwise, the Depositary will select the order of shares purchased.

On February 4, 2020, the Board of Directors declared a regular quarterly dividend of $0.02 per share to all of its shareholders, payable on March 31, 2020 to shareholders of record on March 17, 2020, regardless of whether such shareholder tenders its shares in the Offer. For the avoidance of doubt, there will be no deduction to the Purchase Price on account of any cash distribution declared by the Board of Directors prior to the date hereof, including the aforementioned dividend.

Priority of Purchases.

Upon the terms and subject to the conditions of the Offer, if $30,000,000 in aggregate purchase price of shares or less is properly tendered and not properly withdrawn prior to the Expiration Date, we will purchase all shares properly tendered at or below the Purchase Price and not properly withdrawn.

Upon the terms and subject to the conditions of the Offer, if more than $30,000,000 in aggregate purchase price of shares is properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, we will purchase properly tendered and not properly withdrawn shares on the basis set forth below:

•	First, upon the terms and subject to the conditions of the Offer, we will purchase all shares tendered by any Small Lot Holder (as defined below) of shares who:

o	tenders all shares beneficially owned by such Small Lot Holder at a price at or below the Purchase Price (tenders of less than all of the shares owned by such Small Lot Holder will not qualify for this preference); and

o	completes the section entitled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares properly tendered at prices at or below the Purchase Price and not properly withdrawn on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares.

•	Third, only if necessary to permit us to purchase $30,000,000 in aggregate purchase price of shares from shareholders (or such greater amount as we may elect to purchase, subject to applicable law and the authorization of our Board of Directors), we will purchase shares conditionally tendered and not properly withdrawn (for which the condition requiring us to purchase a specified number of shares was not initially satisfied) at or below the Purchase Price determined in the Offer, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares at or below the Purchase Price.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a shareholder tenders in the Offer may not be purchased even if they are tendered at prices at or below the Purchase Price. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased even though those shares were tendered at prices at or below the Purchase Price.

As noted above, we may elect to purchase more than $30,000,000 in aggregate purchase price of shares in the Offer, subject to applicable law and the authorization of our Board of Directors. If we do so, the preceding provisions will apply to the greater number of shares.

Small Lots. The term “Small Lots” means, with respect to the shares, all shares properly tendered prior to the applicable Expiration Date at prices at or below the Purchase Price and not properly withdrawn by any person (a “Small Lot Holder”) who beneficially owned fewer than 100 shares, as the case may be, and so certified in the appropriate place in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

To qualify for the Small Lot preference with respect to the Offer, a Small Lot Holder must tender all shares, as applicable, owned by the Small Lot Holder in accordance with the procedures described in Section 3. Small Lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By tendering in the Offer, a Small Lot Holder who holds shares in its name and tenders its shares directly to the Depositary, would not only avoid the payment of brokerage commissions, but also would avoid any applicable Small Lot discounts in a sale of the holder’s shares. Any Small Lot Holder wishing to tender all of its shares pursuant to the Offer should complete the section entitled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Proration. Upon the terms and subject to the conditions of the Offer (including the Small Lot preference discussed above and the conditional tender provisions discussed in Section 6), if more than $30,000,000 in aggregate purchase price of shares are properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, we will purchase such properly tendered and not properly withdrawn shares, as the case may be, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares.

If proration of tendered shares is required, we will determine the proration factor for those shares promptly after the Expiration Date of the Offer. Subject to the conditional tender procedures described in Section 6, proration for each shareholder tendering shares will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the shareholder at or below the Purchase Price selected by us to the total number of shares tendered by all shareholders at or below the Purchase Price selected by us. This ratio will be applied to shareholders tendering shares to determine the number of shares that will be purchased from each tendering shareholder in the Offer.

Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, and not properly withdrawn, and because of the Small Lot priority described above and the conditional tender procedure described in Section 6, we do not expect to be able to announce the final proration factor or commence payment for any shares purchased under the Offer until approximately four (4) business days after the Expiration Date for the Offer. The final results of any proration will be announced by press release promptly after the determination thereof.

As described in Section 3 the number of shares that we will purchase from a shareholder under the Offer may affect the United States federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares and whether to condition any tender upon our purchase of a stated number of shares held by such shareholder.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares as of March 11, 2020, and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

3.	PROCEDURE FOR TENDERING SHAREHOLDERS

Proper Tender of Shares. For shareholders to properly tender shares under the Offer:

•	the Depositary must receive, at the Depositary’s address set forth on the back cover page of this Offer to Purchase, share certificates (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) and any other documents required by the Letter of Transmittal, before the Expiration Date, or

•	the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine their applicable deadline.

We recommend that shareholders who hold shares through brokers, dealers, commercial banks, trust companies or other nominees consult the brokers, dealers, commercial banks, trust companies or other nominees to determine whether transaction costs are applicable if they tender shares through the brokers, dealers, commercial banks, trust companies or other nominees and not directly to the Depositary.

In accordance with Instruction 5 of the Letter of Transmittal for shares, each shareholder desiring to tender shares pursuant to the Offer must either (a) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined in the Offer,” in which case you will be deemed to have tendered your shares at the minimum price of $15.00 per share or (b) check one, and only one, of the boxes corresponding to the price at which shares are being tendered in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined by Shareholder.” A tender of shares will be proper if one, and only one, of these boxes is checked on the Letter of Transmittal.

If tendering shareholders wish to maximize the chance that we will purchase their shares, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined in the Offer.” NOTE THAT SELECTING “SHARES TENDERED AT PRICE DETERMINED IN THE OFFER,” MAY LOWER THE PURCHASE PRICE PAID FOR ALL PURCHASED SHARES IN THE OFFER AND COULD RESULT IN THE TENDERED SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $15.00 PER SHARE, LESS ANY APPLICABLE WITTHOLDING TAXES AND WITHOUT INTEREST. The closing sale price for the shares on the NYSE on March 6, 2020, the last full trading day before the announcement of the commencement of the Offer, was $14.09.

Shareholders also can specify the order in which we will purchase shares tendered in the Offer in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Offer. In the event a shareholder does not designate the order and fewer than all shares are purchased due to proration or otherwise, the Depositary will select the order of shares purchased.

In order to qualify for the preferential treatment available to Small Lot Holders as set forth above, Small Lot Holders must tender all of their shares and also complete the section titled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

A shareholder who desires to tender shares at more than one price must complete a separate Letter of Transmittal for each price, provided that a shareholder may not tender the same shares (unless properly withdrawn previously in accordance with Section 4) at more than one price. In the event a shareholder has submitted multiple Letters of Transmittal in order to tender shares at more than one price, a separate notice of withdrawal must be submitted in accordance with the terms of the Offer with respect to each separate Letter of Transmittal in order for such withdrawals to be effective.

TO TENDER SHARES PROPERLY, SHAREHOLDERS MUST CHECK ONE AND ONLY ONE PRICE BOX IN THE APPROPRIATE SECTION OF THE LETTER OF TRANSMITTAL. IF YOU CHECK MORE THAN ONE BOX OR IF YOU FAIL TO CHECK ANY BOX AT ALL YOU WILL NOT HAVE VALIDLY TENDERED YOUR SHARES.

Signature Guarantees. No signature guarantee is required: (a) if the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in DTC, referred to as the “Book-Entry Transfer Facility”, whose name appears on a security position listing as the owner of the shares) tendered therewith and such holder has not completed either the section entitled “Special Delivery Instructions” or the section entitled “Special Payment Instructions” on the Letter of Transmittal; or (b) if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a Medallion Program approved by the Securities Transfer Association, Inc. or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (“Exchange Act”) (an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal.

If a certificate for shares is registered in the name of a person other than the person executing a proper Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

Payment for shares tendered and accepted for payment under the Offer will be made only after timely receipt by the Depositary of (a) certificates for such shares or a timely confirmation of the book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility as described above, (b) a properly completed and duly executed Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and (c) any other documents required by the applicable Letter of Transmittal.

Method of Delivery. The method of delivery of all documents, including SHARE certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering Shareholder. If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured.

Book-Entry Delivery. The Depositary will establish an account for the shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of shares by causing DTC to transfer such shares into the Depositary’s account in accordance with DTC’s procedure for such transfer. Even though delivery of shares may be effected through book-entry transfer into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal, with any required signature guarantee, or an Agent’s Message in the case of a book-entry transfer, and any other required documentation, must in any case be transmitted to and received by the Depositary at its address set forth on the back cover page of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedures set forth herein must be followed. Delivery of the Letter of Transmittal (or other required documentation) to DTC does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

U.S. Federal Backup Withholding Tax. In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer, a U.S. shareholder surrendering shares in the Offer must, unless an exemption applies, provide the Depositary with such U.S. shareholder’s correct TIN (as defined in Section 13) on an U.S. Internal Revenue Service Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a U.S. shareholder does not provide such U.S. shareholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such U.S. shareholder and payment of cash to such U.S. shareholder pursuant to the Offer may be subject to backup withholding of 24%. All U.S. shareholders surrendering shares pursuant to the Offer should complete and sign the main signature form and the Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Depositary). Certain shareholders (including, among others, corporations) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Non-U.S. shareholders should complete and sign the main signature form included as part of the Letter of Transmittal and an appropriate IRS Form W-8 (instead of an IRS Form W-9), a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See the Letter of Transmittal.

Backup withholding is not an additional tax. The amount of any backup withholding tax required to be withheld from a payment to a shareholder will be allowed as a credit against the shareholder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. A shareholder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by timely filing a refund claim with the IRS.

U.S. Federal Withholding Tax on Payments to Non-U.S. Shareholders. A non-U.S. shareholder may be subject to a 30% U.S. federal withholding tax on payments received pursuant to the Offer. As described in Section 13, a sale of shares pursuant to the Offer may qualify for sale or exchange treatment or may constitute a taxable dividend, depending on a particular shareholder’s facts and circumstances. The Depositary generally will treat payments made to non-U.S. shareholders pursuant to the Offer as taxable dividends. Accordingly, in compliance with U.S. federal income tax laws, the Depositary will withhold 30% of gross proceeds payable to a non-U.S. shareholder unless the non-U.S. shareholder provides the Depositary with (a) a properly executed IRS Form W-8BEN (or other applicable Form W-8) certifying that it is entitled to a reduced rate of withholding under an applicable tax treaty or (b) a properly executed IRS Form W-8ECI certifying that it is exempt from withholding because the payment is effectively connected with the non-U.S. shareholder’s conduct of a trade or business in the U.S. A non-U.S. shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if the non-U.S. shareholder meets the “complete termination”, “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 13 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the non-U.S. shareholder is not subject to tax or is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-U.S. shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedures.

Guaranteed Delivery. If a shareholder desires to tender shares into the Offer and the shareholder’s share certificates are not immediately available or the shareholder cannot deliver the share certificates to the Depositary before the Expiration Date, or the shareholder cannot complete the procedure for book-entry transfer on a timely basis, or if time will not permit all required documents to reach the Depositary before the Expiration Date, the shareholder may nevertheless tender the shares, provided that the shareholder satisfies all of the following conditions:

•	the shareholder makes the tender by or through an Eligible Institution;

•	the Depositary receives by mail or overnight courier, before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery, including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

•	the Depositary receives the share certificates, in proper form for transfer, or confirmation of book-entry transfer of the shares into the Depositary’s account at the Book-Entry Transfer Facility, together with a properly completed and duly executed Letter of Transmittal, and including any required signature guarantees, or an Agent’s Message, and any other documents required by the Letter of Transmittal, within two (2) NYSE trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery must be delivered to the Depositary by overnight courier, registered mail, or email transmission (at canoticeofguarantee@computershare.com) before the Expiration Date and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

If you hold shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf.

Return of Unpurchased Shares. If any tendered shares are not purchased under the Offer or are properly withdrawn before the applicable Expiration Date, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to give Notice of Defects. All questions as to the number of shares to be accepted, the price that we will pay for the shares that we accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties (absent manifest error). We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender; provided that we will not waive any condition of the Offer with respect to a tender unless we waive that condition for all tenders made in the Offer. Our interpretation of the terms of the Offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. None of the Company, the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

Tendering Shareholder’s Representation and Warranty; Company Acceptance Constitutes an Agreement. A tender of shares under any of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to the Company that:

•	the shareholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 of the Exchange Act (“Rule 14e-4”), and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the Offer (including any extensions thereof), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in the shares, or has securities immediately convertible into, or exchangeable or exercisable for, the shares, and

•	will deliver or cause to be delivered the shares in accordance with the terms of the Offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered under the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and conditions of the Offer.

Lost or Destroyed Certificates. Shareholders whose share certificate for part or all of their shares has been lost, stolen, misplaced or destroyed may contact Computershare, the transfer agent for our shares, at (877) 282-1168, for instructions as to obtaining a replacement share certificate. That share certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. The shareholder may have to post a bond to secure against the risk that the share certificate may subsequently emerge. We recommend that shareholders whose share certificate has been lost, stolen, misplaced or destroyed contact Computershare immediately in order to permit timely processing of this documentation.

shareholders must deliver share certificates, together with a properly completed and duly executed Letter of Transmittal, including any signature guarantees, or an agent’s message, and any other required documents to the Depositary and not to the Company. THE COMPANY will not forward any such documents to the Depositary, and delivery to the Company will not constitute a proper tender of shares.

4.	WITHDRAWAL RIGHTS

Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered in the Offer according to the procedures described below at any time prior to the Expiration Time for all shares. You may also withdraw your previously tendered shares at any time after 5:00 P.M., Eastern Time, on April 8, 2020, the Expiration Date, unless such shares have been accepted for payment as provided in the Offer.

For a withdrawal to be effective, the Depositary must receive, prior to the Expiration Date, a written notice of withdrawal at the Depositary’s address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares that the shareholder wishes to withdraw and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the shares have been tendered for the account of an Eligible Institution.

If a shareholder has tendered shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding, subject to the judgments of any courts that might provide otherwise. Neither the Company nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification, subject to the judgment of any court.

Withdrawals may not be rescinded, and any shares withdrawn will thereafter be deemed not tendered for purposes of the Offer unless such withdrawn shares are validly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

5.	PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will determine the Purchase Price we will pay for the shares properly tendered and not properly withdrawn before the Expiration Date of the Offer, taking into account the number of shares so tendered and the prices specified by tendering shareholders, and will accept for payment and pay for, and thereby purchase, shares properly tendered at prices at or below the Purchase Price so determined and not properly withdrawn prior to such Expiration Date.

For purposes of the Offer, we will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at prices at or below the Purchase Price that is determined for the shares and are not properly withdrawn, subject to the “Small Lot” priority, proration and conditional tender provisions of the Offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date we will accept for payment up to $30,000,000 in aggregate purchase price of shares properly tendered and not properly withdrawn (subject to applicable law and the authorization of our Board of Directors). Subject to the authorization of our Board of Directors, we may increase the number of shares accepted for payment in the Offer by no more than 2% of the outstanding shares without extending the Expiration Date.

We will pay for shares purchased under the Offer by depositing the aggregate Purchase Price for such shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

In the event of proration in connection with the Offer, we will determine the proration factor and pay for those tendered shares accepted for payment pursuant to such Offer promptly after the Expiration Date; however, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until up to approximately four (4) business days after such Expiration Date. Certificates for all shares tendered and not purchased, including all shares tendered at prices greater than the Purchase Price and shares not purchased due to proration or conditional tender, will be returned to the tendering shareholders, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at our expense, promptly after the Expiration Date or termination of the Offer without expense to the tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE BE PAID BY THE COMPANY REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT. In addition, if certain events occur prior to the Expiration Date for the Offer, we may not be obligated to purchase shares under the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased under the Offer. If, however, payment of the Purchase Price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.

ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE IRS FORM W-9 INCLUDED WITH EACH LETTER OF TRANSMITTAL (OR OTHERWISE ESTABLISH A VALID EXEMPTION) MAY BE SUBJECT TO FEDERAL INCOME TAX BACKUP WITHHOLDING OF 24% OF THE GROSS PROCEEDS PAID TO THE SHAREHOLDER OR OTHER PAYEE UNDER THE OFFER. SEE SECTION 13.

6.	CONDITIONAL TENDER OF SHAREHOLDERS

Subject to the limited exception for holders of Small Lots, in the event of an oversubscription of the Offer, shares tendered at or below the applicable Purchase Price with respect to such shares prior to the applicable Expiration Date will be subject to proration. See Section 2. In order to avoid (in full or in part) possible proration, a shareholder may tender shares subject to the condition that we must purchase a specified minimum number of the shareholder’s shares tendered pursuant to a Letter of Transmittal if we purchase any shares tendered. Any shareholder desiring to make a conditional tender must so indicate in the section entitled “Conditional Tenders” in the Letter of Transmittal and indicate the minimum number of shares that we must purchase if we purchase any shares. We urge each shareholder to consult with his or her own financial or tax advisors with respect to such election.

After the applicable Expiration Date, if the number of shares properly tendered and not properly withdrawn is greater than $30,000,000 in aggregate purchase price (or such greater amount as we may elect to purchase, subject to applicable law and the authorization of our Board of Directors), so that we must prorate our acceptance of and payment for the tendered shares, we will calculate a preliminary proration percentage with respect to such shares based upon all of such shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares that we purchase from any shareholder below the minimum number specified, the shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a shareholder subject to a conditional tender that are withdrawn as a result of proration will be returned at our expense to the tendering shareholder.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally. If conditional tenders that would otherwise be regarded as withdrawn would cause the total number of shares that we purchase to fall below $30,000,000 in aggregate purchase price (or such greater number of shares as we may elect to purchase, subject to applicable law and the authorization of our Board of Directors) then, to the extent feasible, we will select enough of the shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares at or below the Purchase Price.

7.	CERTAIN CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after the date hereof and before the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by the Company to have occurred) that, in the Company’s reasonable judgment and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the Offer or with acceptance for payment for the shares in the Offer:

•	there shall have been any action threatened, instituted, pending or taken, including any settlement, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, including any settlement, by any court or any government, authority, agency or tribunal, domestic, foreign or supranational, that, in the Company’s reasonable judgment, seeks to or could, directly or indirectly:

o	make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making or consummation of the Offer, the acquisition of some or all of the shares pursuant to the Offer or otherwise relates in any manner to the Offer;

o	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the Offer; or

o	delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the shares to be purchased pursuant to the Offer;

o	materially and adversely affect our and or our subsidiaries’ or our affiliates’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair our ability to purchase some or all of the shares pursuant to the Offer;

•	there shall have occurred any of the following:

o	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,

o	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory,

o	a decrease of more than 15% in the sale price of the shares on the NYSE or decrease of more than 10% in the general level of market prices for equity securities in the United States of the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies, in each case measured from the close of trading on March 10, 2020, the last full trading day prior to the commencement of the Offer,

o	the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism, on or after March 10, 2020,

o	any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States,

o	any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, or the trading in the shares,

o	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or

•	legislation amending the Internal Revenue Code of 1986, as amended, has been passed by either the U.S. House of Representatives or the Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our affiliates or shareholders;

•	a tender offer or exchange offer for any or all of the shares (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company, or any of its subsidiaries or affiliates, shall have been proposed, announced or made by any person or has been publicly disclosed; or

•	we learn that:

o	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before March 10, 2020);

o	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before March 10, 2020, has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer made hereby), beneficial ownership of an additional 2% or more of our outstanding shares;

o	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

o	any change in law or in the official interpretation or administration of law, or relevant position or policy of a governmental authority with respect to any laws, applicable to the Offer, has occurred or is threatened;

o	any change or changes have occurred or are threatened in our or our subsidiaries’ or affiliates’ business, condition (financial or otherwise), properties, assets, income, operations or prospects that, in our reasonable judgment, has or could have a material adverse effect on us or any of our subsidiaries or affiliates or the benefits of the Offer to us;

o	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable judgment; or

o	we determine that the consummation of the Offer and the purchase of the shares may (a) cause the shares to be held of record by fewer than 300 persons, or (b) cause the shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

The foregoing conditions are for the sole benefit of the Company and may be waived by the Company, in whole or in part, at any time and from time to time, before the Expiration Date, in its sole discretion. The Company’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired or been terminated. Any determination or judgment by the Company concerning the events described above will be final and binding on all parties.

8.	INFORMATION CONCERNING THE COMPANY AND PURPOSES OF THE OFFER

Information Concerning the Company

The Company is a widely-recognized provider of investment advisory services to open-end funds, closed-end funds, a société d’investissement à capital variable (“SICAV”) and approximately 1,700 institutional and private wealth management (“Institutional and PWM”) investors principally in the United States. We generally manage assets on a fully discretionary basis and invest in a variety of U.S. and international securities through various investment styles including value, growth, non-market correlated, and convertible securities. Our revenues are based primarily on the Company’s level of assets under management (“AUM”) and fees associated with our various investment products. Since our inception in 1977, our value assets are identified with our research-driven approach to equity investing and our Private Market Value (PMV) with a Catalyst™ investment approach.

As of December 31, 2019, we had $36.5 billion of AUM. We conduct our investment advisory business principally through two subsidiaries, which are registered investment advisors: Gabelli Funds, LLC (open-end and closed-end funds) (“Gabelli Funds”) and GAMCO Asset Management Inc. (Institutional and PWM) (“GAMCO Asset”). G.distributors, LLC (“G.distributors”), our broker-dealer subsidiary, acts as an underwriter and distributor of our open-end funds.

Our AUM are organized into three groups:

•	Open and Closed-End Funds: We provide advisory services to 24 open-end funds and 16 closed-end funds under the Gabelli and GAMCO brands (collectively, the “Funds”). As of December 31, 2019, the Funds had $21.3 billion of AUM. Additionally, we provide administrative services to 9 open-end funds, with AUM of $1.9 billion on December 31, 2019, under the TETON Westwood and Keeley brands.

•	Institutional and Private Wealth Management: We provide advisory services to a broad range of investors, including corporate retirement plans, foundations, endowments, jointly-trusteed plans and public funds, private wealth clients and also serve as sub-advisor to third party investment funds including registered investment companies. Portfolios may be customized to comply with client-specific guidelines and risk profiles. As of December 31, 2019, Institutional and PWM had $14.6 billion of AUM.

•	SICAV: We provide advisory services to one SICAV under the GAMCO brand, the GAMCO International SICAV. The SICAV has two sub-fund strategies, the GAMCO Merger Arbitrage Fund and the GAMCO All Cap Value Fund. The GAMCO Merger Arbitrage strategy is sub-advised by AC and had $575 million of AUM as of December 31, 2019.

The Company is a holding company incorporated in April 1998 in advance of our initial public offering (“IPO”) in February 1999. GGCP Holdings, LLC (“Holdings”), a subsidiary of GGCP, which is majority-owned by Mr. Gabelli, owns a majority of the outstanding shares of the Company’s Class B common stock. As of March 6, 2020, such ownership represented approximately 92% of the combined voting power of the outstanding common stock and approximately 66% of the equity interest. As of March 6, 2020, publicly traded AC, which was spun-off from the Company in November 2015, owns 2,935,401 shares of our Class A common stock, representing approximately 1% of the combined voting power and approximately 11% of the equity interest. AC is majority-owned by Holdings. Accordingly, Mr. Gabelli is deemed to control the Company.

At the time of the spin-off, AC owned and operated the alternatives and the institutional research businesses previously owned and operated by the Company. At the time of the distribution, the stock price of AC was $29.50 per share. As of March 6, 2020, the stock price of AC was $39.13 per share.

On March 20, 2009, we distributed our ownership in Teton Advisors, Inc. (“Teton”), the advisor to the TETON Westwood funds, to our shareholders. At the time of the distribution the stock price of Teton was $2.75 per share. At March 6, 2020, the stock price of Teton was $47.15 per share.

Since the IPO in February 1999, when 6 million of the Company’s shares were sold at $17.50 per share and total shares outstanding were 30 million for a market capitalization of $525 million, we have returned to shareholders $2.0 billion in total, of which $1.0 billion was in the form of the spin-offs of AC and Teton, $502 million was through our stock buyback program, and $495.6 million was from dividends, as well as $57 million to charities on their behalf.

Our principal executive offices are located at 191 Mason Street, Greenwich, CT 06830 and One Corporate Center, Rye, NY 10580, and our telephone number is (203) 629-2726. Additional information about our business can be found in our periodic filings with the SEC, including our annual report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. See Section 14, “Additional Information; Miscellaneous”.

Purposes of the Offer; Certain Effects of the Offer; Plans and Proposals

Purpose of the Offer. We are making the Offer because we believe that the repurchase of shares is consistent with our long-term goal of maximizing shareholder value. Our Board of Directors, with the assistance of management and outside advisors, has evaluated our operations, financial condition, capital needs, strategy and expectations for the future and believes that the Offer is a prudent use of our financial resources given our business profile, prospective capital requirements, and the current market price of our shares. We believe that the modified Dutch Auction set forth in this Offer to Purchase represents a mechanism to provide our shareholders who will tender with the opportunity to tender all or a portion of their shares and, thereby, receive a return of their investment if they so elect. Furthermore, Small Lot Holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Offer will avoid any applicable Small Lot discounts that might be payable on sales of their shares.

After the completion of the Offer, we expect to have sufficient cash to meet our cash needs for normal operations and anticipated capital expenditures that may arise.

Certain Effects of the Offer. The Offer presents potential risks and disadvantages to us and our continuing shareholders. The Offer will reduce our “public float,” which is the number of shares owned by non-affiliate shareholders and available for trading in the securities markets, and is likely to reduce the number of our shareholders. These reductions may result in lower or higher stock prices and/or reduced liquidity in the trading market for our shares as well as increased volatility of our share price after completion of the Offer. Future open market purchases, if authorized, would further reduce our public float.

Shareholders who do not tender their shares pursuant to the Offer and shareholders who otherwise retain an equity interest in us as a result of a partial tender of shares or a proration will continue to be owners of us. As a result, those shareholders will likely realize a proportionate increase in their relative equity interest in us and, thus, in our future earnings and assets, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of shares and our reduced public float.

Shares that the Company acquires pursuant to the Offer will become authorized but unissued shares and will be available for reissuance by the Company without further shareholder action (except as may be required by applicable law or the rules of the NYSE or any securities exchange on which the shares are listed). Subject to applicable state laws and rules of the NYSE, such shares could be issued without shareholder approval for, among other things, acquisitions, the raising of additional capital for use in the Company’s business, stock dividends or in connection with stock option plans and other stock incentive plans, or a combination thereof.

The accounting for our purchase of shares in the Offer will result in a reduction of our total equity in an amount equal to the aggregate purchase price of the shares we purchase, a corresponding reduction in cash and cash equivalents and a reduction in the weighted average number of outstanding shares for the purposes of calculating earnings per share in an amount equal to the weighted average number of shares that we repurchase pursuant to the Offer.

We can give no assurance that we will not issue additional shares or other equity interests in the future. Shareholders may be able to sell non-tendered shares in the future on the NYSE or otherwise, at a net price which may be significantly higher than the purchase price in the Offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell his, her or its shares in the future, which price may be higher or lower than the purchase price paid by us in the Offer.

The Company may in the future purchase additional shares on the open market, in private transactions, through tender offers or otherwise. Any such purchases may be on the same terms as, or on terms that are more or less favorable to shareholders than, the terms of the Offer. However, Rule 13e-4 promulgated under the Exchange Act, generally prohibits the Company and its affiliates from purchasing any shares, other than pursuant to the Offer, until at least ten business days after the expiration or termination of the Offer. Any possible future purchases by the Company will depend on several factors including, without limitation, the ability of the Company to make such purchases with cash or investment balances or under its financing agreements in effect at the time, the market price of the shares, the results of the Offer, the Company’s business and financial position and general economic and market conditions.

Plans and Proposals. The Company intends to submit a proposal to decrease the Company’s authorized shares of Class B common stock to its stockholders for approval at the Company’s 2020 annual meeting of stockholders. Except with respect to such proposal, neither the Company nor any of its executive officers, directors, or affiliates have current definitive plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries (other than in the case of our subsidiaries, mergers, reorganizations or liquidations done in the ordinary course of business or for purposes of internal reorganizations);

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•	any material change in our present dividend rate (above the rate announced on February 4, 2020) or policy, our indebtedness or capitalization, except as disclosed herein;

•	any change in our present Board of Directors or management or any plans or proposals to change the number or the terms of directors (although we may fill vacancies arising on our Board of Directors) or to change any material term of the employment contract of any executive officer;

•	any material change in our corporate structure or business;

•	any class of our equity securities becoming delisted from the NYSE, or ceasing to be authorized to be quoted on the NYSE;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the termination or suspension of our obligation to file reports under 15(d) of the Exchange Act;

•	the acquisition or disposition by any person of our securities, other than pursuant to our stock repurchase program, stock award and incentive plan and the grant of equity-based compensation awards or other stock options to employees or directors in the ordinary course of business;

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

While we have no definitive plans or proposals regarding any of the foregoing as of the date of this Offer to Purchase, our management continually assesses and reassesses possible acquisitions, divestitures, joint ventures, restructurings, and other extraordinary corporate transactions and other matters. We reserve the right to change our plans and intentions at any time after the date of this Offer to Purchase, subject to our obligation to update this Offer to Purchase to reflect material changes in the information contained herein. Shareholders tendering shares in the Offer may run the risk of foregoing the benefit of any appreciation in the market price of the shares resulting from such potential future events.

Board of Directors Approval

The Company’s Board of Directors has authorized us to make this Offer. However, neither the Company nor any of its directors, officers or employees, nor the Depositary, makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender some or all of your shares.

Beneficial Ownership of Common Stock by Directors, Executive Officers, and Controlling Shareholders

Directors and Executive Officers

The following table sets forth as of March 6, 2020, the beneficial ownership of shares by (a) each of our directors and executive officers who beneficially owns shares of our Class A common stock and Class B common stock; and (b) by all of our directors and executive officers as a group:

Name and Address*	Title of Class	Number of Shares		Number of Shares Acquirable within 60 days	Percent of Class (%)
Mario J. Gabelli	Class A	2,965,049	(1)	-0-	34.12
	Class B	18,767,036	(2)	-0-	98.65
Douglas R. Jamieson	Class A	79,259	(3)	-0-	**
	Class B	29,471		-0-	**
Kevin Handwerker	Class A	14,904		-0-	**
Kieran Caterina	Class A	20,000		-0-	**
Bruce N. Alpert	Class A	12,119		-0-	**
	Class B	1,720		-0-	**
Henry G. Van der Eb	Class A	2,000		-0-	**
Edwin L. Artzt	Class A	3,000		-0-	**
Raymond C. Avansino, Jr.	Class A	141,500	(4)	-0-	1.63
Leslie B. Daniels	Class A	10,000		-0-	**
Eugene R. McGrath	Class A	12,455	(5)	-0-	**
Robert S. Prather, Jr.	Class A	10,010		-0-	**
Elisa M. Wilson	Class A	-0-		-0-	**
	Class B	23,808		-0-	**
All Directors & Executive Officers as a Group (12 persons)	Class A	3,270,296		-0-	37.63
	Class B	18,822,035		-0-	98.94

(*)	The address of our Chairman, Mario J. Gabelli, GAMCO Investors, Inc., is 191 Mason Street, Greenwich, CT 06830. The address for the rest of our directors and executive officers is c/o GAMCO Investors, Inc., One Corporate Center, Rye, NY 10580.

(**)	Represents beneficial ownership of less than 1%.

Pursuant to a resolution approved by the Board of Directors, as of March 6, 2020, there are 599,943 shares of the Class B common stock that may be converted into Class A common stock.

(1)	Of this amount, 8,642 shares are owned directly by Mr. Gabelli, 21,006 shares are held by GGCP, 2,118,900 are held by AC, and 816,501 shares are held by Gabelli & Company Investment Advisers, Inc., a subsidiary of AC. AC is majority-owned by Holdings. Mr Gabelli has voting and dispositive control of these shares.

(2)	Of this amount, 453,295 shares are owned directly by Mr. Gabelli and 18,313,741 shares are owned by Holdings via GGCP. Mr. Gabelli may be deemed to have beneficial ownership of the Class B common stock held by Holdings on the basis of (a) his position as the Chief Executive Officer of, a director of, and the controlling shareholder of GGCP, which is the manager and the majority member of Holdings, and (b) a certain profit interest in Holdings. Mr. Gabelli disclaims beneficial ownership of the shares owned by Holdings except to the extent of his pecuniary interest therein.

(3)	Includes 820 shares for which Mr. Jamieson is the Uniform Gift to Minor’s Act Custodian for his minor child’s account. Mr. Jamieson has voting and dispositive control of these shares.

(4)	These shares are owned by three entities for which Mr. Avansino serves as a director, officer or trustee. Mr. Avansino disclaims beneficial ownership of these shares.

(5)	Includes 2,350 shares held by a trust for which Mr. McGrath is a trustee and has shared voting and dispositive power with respect to these shares with his spouse.

Controlling Shareholders

As of March 6, 2020, Holdings, a subsidiary of GGCP, which is majority-owned by Mr. Gabelli, owns 21,006 shares of the Company’s Class A common stock and 18,313,741 shares of the Company’s Class B common stock, representing approximately 92% of the combined voting power of the outstanding common stock. Accordingly, Holdings, GGCP and Mr. Gabelli are deemed to control the company, with Mr. Gabelli having ultimate control.

Mr. Gabelli’s beneficial ownership of the Company’s common stock as of March 6, 2020 is set forth in the table above.

As of March 6, 2020, Holdings owns: (1) 2,935,401 shares via AC, representing approximately 34% of the beneficial ownership of the outstanding Class A common stock and (2) 18,313,741 shares of the Company’s Class B common stock, representing approximately 96% beneficial ownership of the outstanding Class B common stock.

As of March 6, 2020, GGCP owns: (1) 21,006 shares of the Company’s Class A common stock directly and 2,935,401 shares via Holdings, representing approximately 34% beneficial ownership of the outstanding Class A common stock and (2) 18,313,741 shares of the Company’s Class B common stock via Holdings, representing approximately 96% beneficial ownership of the outstanding Class B common stock.

Participation by Directors, Executive Officers, and Affiliates in the Offer

GGCP, the beneficial owner of a majority of our Class B common stock and 21,006 shares of our Class A common stock as of March 6, 2020, and AC, which was spun-off from the Company in November 2015, have each indicated that they do not intend to tender in the Offer. GGCP and AC each reserve the right to undertake open market sales during the term of the Offer. Mario Gabelli, our Chairman, Chief Executive Officer and Co-Chief Investment Officer – Value Portfolios, who is also the Chief Executive Officer, a director and the controlling shareholder of GGCP, has not indicated his intention to tender in the Offer. Mr. Gabelli may be deemed to have beneficial ownership of the Class A common stock held by GGCP by virtue of the relationships described above. Raymond C. Avansino, Jr., a director of the Company, has indicated his intent to tender 47,000 shares in the Offer that are held directly by The E.L. Wiegand Foundation, 40,500 shares held directly by RCA Trust One and 24,000 shares held directly by The Edwin L. Wiegand Trust, which shares Mr. Avansino is deemed to beneficially own as the trustee of each of RCA Trust One and The Edwin L. Wiegand Trust and as the Chairman and Chief Executive Officer of The E.L. Wiegand Foundation. Bruce Alpert, the Company’s Senior Vice President, has indicated his intent to tender 3,000 shares in the Offer.

None of our other directors, our executive officers, or our affiliates intends to participate in the Offer or tender any of their shares.

Securities Transactions

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor any of our directors, our executive officers, or our affiliates or our subsidiaries nor, to the best of our knowledge, any person controlling the Company or any executive officer or director of any such controlling entity or of our subsidiaries, has effected any transactions involving shares of our Class A common stock during the 60 days prior to March 11, 2020, except for the following transactions:

•	On March 2, 2020 and March 3, 2020, Leslie B. Daniels, one of our Directors, purchased 6,637 and 3,363 shares of Class A common stock, respectively.

The following chart sets forth the date, number of shares of Class A common stock and price per share (including brokerage commissions) for each transaction in the Company’s securities effected by the Company during the past 60 days. Each of the following transactions represents open-market repurchases of the Company’s Class A common stock made pursuant to its stock repurchase plan.

Date of Transaction	Number of Shares	Price Per Share (including brokerage commissions)
1/15/2020	861	$18.42
1/16/2020	619	$18.41
1/17/2020	1,612	$18.00
1/21/2020	2,000	$17.80
1/22/2020	1,300	$17.83
1/23/2020	2,000	$18.21
1/24/2020	2,000	$17.98
1/27/2020	2,000	$17.65
1/28/2020	1,757	$17.47
1/29/2020	2,000	$17.35
1/30/2020	2,000	$17.20
1/31/2020	2,000	$16.94
2/3/2020	2,000	$16.89
2/4/2020	2,000	$17.25
2/7/2020	2,500	$17.24
2/10/2020	2,600	$17.31
2/11/2020	1,977	$17.53
2/12/2020	2,600	$17.77
2/13/2020	1,909	$17.63
2/14/2020	936	$17.71
2/18/2020	1,200	$17.88
2/20/2020	165	$17.32
2/21/2020	1,000	$17.29
2/24/2020	2,000	$16.81
2/25/2020	2,000	$16.67
2/26/2020	2,000	$15.99
2/27/2020	1,452	$15.68
2/28/2020	1,700	$15.33
3/2/2020	2,300	$15.62
3/4/2020	9	$15.46
3/5/2020	2,300	$15.00

9.	PRICE RANGE OF SHARES

Shares of our Class A common stock are listed and traded on NYSE under the symbol “GBL.” The following table sets forth the high and the low sales prices of our Class A common stock as reported on the NYSE for the periods indicated.

	Share Prices
	High	Low
Fiscal Year Ending December 31, 2020:
First Quarter*	$19.63	$14.05

Fiscal Year Ended December 31, 2019:
First Quarter	$21.74	$16.70
Second Quarter	$22.81	$16.83
Third Quarter	$20.90	$17.20
Fourth Quarter	$19.88	$14.81

Fiscal Year Ended December 31, 2018:
First Quarter	$30.44	$24.55
Second Quarter	$27.88	$23.97
Third Quarter	$28.31	$23.17
Fourth Quarter	$24.10	$16.26

* through March 6, 2020

On March 6, 2020, the last full trading day before the announcement of our intention to commence the Offer, the reported closing price of our shares of Class A common stock on the NYSE was $14.09 per share. We recommend that holders obtain current market quotations for the shares, among other factors, before deciding whether or not to tender their shares.

10.	SOURCE AND AMOUNT OF FUNDS

The Offer is not conditioned upon financing. We will use our existing working capital to purchase the shares tendered in the Offer. As of December 31, 2019, the Company had approximately $86.1 million of cash and cash equivalents on hand. Assuming the Offer is fully subscribed, the funds required by the Company to purchase the maximum amount of shares sought in the Offer is estimated to be approximately $30,000,000. We will also use our existing working capital to pay expenses associated with this Offer, estimated to be approximately $125,000.

11.	TRANSACTIONS AND AGREEMENTS CONCERNING SHARES

Agreements and Arrangements Relating to the Company’s Securities

Other than as set forth below, and as set forth in our Restated Certificate of Incorporation and Amended and Restated Bylaws, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees or loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Stock Award and Incentive Plan. The Company maintains a stock award and incentive plan approved by the shareholders (the “Plan”), which is designed to provide incentives which will attract and retain individuals key to the success of the Company through direct or indirect ownership of the Company’s common stock. A maximum of 7.5 million shares of Class A Stock have been reserved for issuance under the Plan by the Compensation Committee of the Company’s Board of Directors. Benefits under the Plan may be granted in any one or a combination of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, and other stock or cash based awards. Under the Plan, the Compensation Committee may grant equity awards in the form of RSAs, each of which entitles the grantee to one share of Class A Stock subject to restrictions, and either incentive or nonqualified stock options, with a term not to exceed ten years from the grant date and at an exercise price that the Compensation Committee may determine, which were recommended by the Company’s Chairman who did not receive any awards.

On January 5, 2018, the Compensation Committee accelerated the vesting relating to the remaining 19,400 RSAs outstanding at that time. On April 4, 2018, 270,500 RSAs were issued at a grant price of $24.77 per RSA. On May 9, 2018, 10,000 stock options were issued with an exercise price of $25.55. On August 7, 2018, 162,450 RSAs were issued at a grant price of $25.16 per RSA. On September 17, 2018, 5,000 RSAs were issued at a grant price of $25.74 per RSA. On June 30, 2019, 264,900 RSAs were issued at a grant price of $19.17 per RSA. As of December 31, 2019 and 2018, there were 660,950 and 427,650, respectively, of these RSAs outstanding with weighted average grant prices per RSA of $22.67 and $24.93, respectively, and 10,000 of these stock options outstanding with an exercise price of $25.55.

During 2016, in accordance with the deferred compensation agreement (“DCCA”) with Mr. Gabelli for the full year of 2016 (“2016 DCCA”), the Company issued 2,314,695 RSUs, based upon the volume weighted average price (“VWAP”) of the Company’s Class A Stock for 2016 of $32.8187, in satisfaction of Mr. Gabelli’s variable compensation of $76.0 million for 2016. These RSUs vested 100% on January 2, 2020, and a cash payment in the amount of $43.7 million was made to the CEO. This payment was reduced by $32.3 million resulting from the DCCA being indexed to the Company’s stock price and utilizing the lesser of the VWAP on the vesting date ($18.8812) versus the VWAP over 2016 ($32.8187).

On December 23, 2016, GAMCO entered into a DCCA with Mr. Gabelli whereby his variable compensation for the first half of 2017 (“First Half 2017 DCCA”) was in the form of RSUs determined by the VWAP of the Company’s Class A Stock during the first half of 2017. During 2017, in accordance with the First Half 2017 DCCA, the Company issued 1,244,018 RSUs, based upon the VWAP of the Company’s Class A Stock for the first half of 2017 of $29.6596, in satisfaction of Mr. Gabelli’s variable compensation of $36.9 million for that period. These RSUs vested 100% on July 2, 2018, and a cash payment in the amount of $28.3 million was made to the CEO. This payment was after a waiver of $6.0 million by the CEO and a reduction of $2.6 million resulting from the DCCA being indexed to the Company’s stock price and utilizing the lesser of the VWAP on the vesting date ($27.1837) versus the VWAP over the first half of 2017 ($29.6596).

On September 30, 2017, GAMCO entered into a DCCA with Mr. Gabelli whereby his variable compensation for the fourth quarter of 2017 (“Fourth Quarter 2017 DCCA”) was in the form of RSUs determined by the VWAP of the Company’s Class A Stock during the fourth quarter of 2017. During 2017, in accordance with the Fourth Quarter 2017 DCCA, the Company issued 530,662 RSUs, based upon the VWAP of the Company’s Class A Stock for the fourth quarter of 2017 of $29.1875, in satisfaction of Mr. Gabelli’s variable compensation of $15.5 million for that period. These RSUs vested 100% on April 1, 2019, and a cash payment in the amount of $11.0 million was made to the CEO. This payment was reduced by $4.5 million resulting from the DCCA being indexed to the Company’s stock price and utilizing the lesser of the VWAP on the vesting date ($20.7916) versus the VWAP over the fourth quarter of 2017 ($29.1875).

Stock Repurchase Program. In March 1999, the Board of Directors established a stock repurchase program (the “Stock Repurchase Program”) to grant management the authority to repurchase shares of Class A common stock. In May and November 2019, the Board of Directors increased the buyback authorization by 1,212,759 and 1,000,000 shares of Class A common stock, respectively. On April 16, 2019 and September 16, 2019, the Company repurchased 1.2 million and 70 thousand shares, respectively, of Class A common stock at $21.00 and $20.07 per share, respectively, in private transactions. For the years ended December 31, 2019 and 2018, outside of the private transactions, the Company repurchased 551,675 and 419,995 shares, respectively, at an average price per share of $18.99 and $25.25, respectively. At December 31, 2019, the total shares available under the Stock Repurchase Program to be repurchased in the future were 1,243,135.

From January 1, 2020 to March 10, 2020, the Company repurchased 55,093 shares at $17.16 per share. As a result, there were 1,188,042 shares available to be repurchased under the Company’s Stock Repurchase Program at March 10, 2020. The Stock Repurchase Program is not subject to an expiration date.

Dividends.  From time to time, the Company pays dividends to its Class A and Class B shareholders. During 2019 and 2018, the Company declared dividends of $0.08 per share to Class A and Class B shareholders totaling $2.2 million and $2.3 million, respectively. On February 4, 2020, the Board of Directors declared a regular quarterly dividend of $0.02 per share to all of its shareholders, payable on March 31, 2020 to shareholders of record on March 17, 2020, regardless of whether such shareholder tenders its shares in the Offer. For the avoidance of doubt, there will be no deduction to the Purchase Price on account of any cash distribution declared by the Board of Directors prior to the date hereof, including the aforementioned dividend.

Other Agreements and Relationships with Executive Officers, Directors, Controlling Persons and Subsidiaries

Compensation. Immediately preceding the initial public offering in February 1999, the Company and the Company’s Chairman and CEO, Mr. Gabelli, entered into an employment agreement. On February 6, 2008, Mr. Gabelli entered into an amended and restated employment agreement (as amended, the “2008 Employment Agreement”) with the Company, which was initially approved by the Company’s shareholders on November 30, 2007 and approved again on May 6, 2011 and May 5, 2015. Under the terms of this agreement and consistent with the Company’s practice since its inception in 1977, Mr. Gabelli is entitled to receive a percentage of revenues or net operating contribution, which are substantially derived from AUM, as compensation relating to or generated by the following activities: (a) managing or overseeing the management of various investment companies, (b) attracting mutual fund shareholders, (c) attracting and managing Institutional and PWM clients, and (d) otherwise generating revenues for the Company. Such payments are made in a manner and at rates as agreed to from time to time by GAMCO, which rates have been and generally will be the same as those received by other professionals at GAMCO performing similar services. With respect to the Institutional and PWM and Funds advisory businesses, the Company pays out up to 40% of the revenues or net operating contribution to the portfolio managers and marketing teammates who introduce, service, or generate such business, with payments involving the Institutional and PWM accounts being typically based on revenues and payments involving the Funds being typically based on net operating contribution. Mr. Gabelli receives compensation in the form of a management fee for managing the Company. The management fee is incentive-based and entirely variable compensation in the amount of 10% of the aggregate pre-tax profits, which is paid to Mr. Gabelli or his designee for acting as CEO pursuant to his 2008 Employment Agreement so long as he is an executive of the Company and devotes the substantial majority of his working time to the business.

Certain Related Party Transactions

Leases. We lease an approximately 60,000 square foot building located at One Corporate Center , Rye, New York as our headquarters (the “Building”) from M4E, LLC, (“M4E”), an entity that is owned by family members of Mr. Gabelli. On June 11, 2013, the Company modified and extended the lease for the Building. The lease term was extended to December 31, 2028 and the base rental remained at $18 per square foot, or $1.1 million, for 2014. For each subsequent year through December 31, 2028, the base rental is determined by the change in the consumer price index for the New York Metropolitan Area for November of the immediate prior year with the base period as November 2008 for the New York Metropolitan Area. For 2019, the rent was $1,253,331, or $20.89 per square foot. As a member of M4E, Ms. Wilson is entitled to receive her pro-rata share of payments received by M4E under the lease.

Investment Advisory Services. The Company serves as the investment advisor for the Funds and earns advisory fees based on predetermined percentages of the average net assets of the Funds. In addition, G.distributors has entered into distribution agreements with each of the Funds. It also distributes funds managed by Teton and its affiliates. As principal distributor, G.distributors incurs certain promotional and distribution costs related to the sale of Fund shares, for which it receives a distribution fee from the Funds or reimbursement from the investment advisor. For 2019, the Company received $29.4 million in distributions fees. Advisory and distribution fees receivable from the Funds was approximately $31.0 million at December 31, 2019.

Pursuant to an agreement between Gabelli & Company Investment Advisers, Inc. (“GCIA”) (formerly called Gabelli Securities, Inc.) and Gabelli Funds, Gabelli Funds pays to GCIA 90% of the net revenues received by Gabelli Funds related to being the advisor to the SICAV. Net revenues are defined as gross advisory fees less expenses related to payouts and expenses of the SICAV paid by Gabelli Funds. The amount paid by Gabelli Funds to GCIA for 2019 was $7.6 million.

Transitional Services Agreements. The Company and Teton entered into a transitional administrative and management service agreement in connection with the spin-off of Teton from the Company that formalized certain arrangements. Effective January 1, 2011, Teton and Company renegotiated the terms of the sub-administration agreement from a flat 0.20% on the average net assets of the mutual funds managed by Teton to 0.20% on the first $370 million in average net assets, 0.12% on the next $630 million in average net assets, and 0.10% on average net assets in excess of $1 billion, as compensation for providing mutual fund administration services. Additionally, Teton paid to the Company an administrative services fee of $4,167 per month. For 2019, the Company was compensated by Teton $50,000 for the full year, plus an average of 13.9 basis points of the average AUM in the Teton funds (pursuant to the tiered formula) for providing fund administration services to these funds, or $2.0 million.

On November 30, 2015, we entered into a Transitional Administrative and Management Services Agreement with AC (the “AC Transition Services Agreement”). The agreement calls for GAMCO to provide to AC certain administrative services including but not limited to: human resources, compliance, legal, payroll, information technology, and operations. Services provided by GAMCO to AC or by AC to GAMCO under the AC Transition Services Agreement are charged at cost and for the year ended December 31, 2019, we paid AC approximately $8,477,516, and AC paid $1,899,158 to us. The AC Transition Services Agreement had an initial term of twelve months but has continued in full force and has not been terminated to date. The AC Transition Services Agreement is terminable by either party on 30 days’ prior written notice to the other party. In providing the services pursuant to this agreement, GAMCO may, subject to the prior written consent of AC, employ consultants and other advisers in addition to utilizing its own employees. Services provided by GAMCO to AC or by AC to GAMCO under the AC Transition Services Agreement are charged at cost and for the year ended December 31, 2019, we paid AC approximately $8,477,516, and AC paid $1,899,158 to us.

The AC Transition Services Agreement had an initial term of twelve months but has continued in full force and has not been terminated to date. The AC Transition Services Agreement is terminable by either party on 30 days’ prior written notice to the other party.

Certain named executives of GAMCO earned an amount during 2019 for services rendered to AC pursuant to the AC Transition Services Agreement and/or, in some cases, an additional amount that was earned by them directly for incentive-based variable compensation from AC.

	GAMCO Named Executives’ Compensation From AC During 2019
Name	Earned for services rendered to AC pursuant to the AC Transition Services Agreement ($)	Earned directly as incentive-based variable compensation from AC ($)
Mario J. Gabelli	-0-	5,817,436
Douglas R. Jamieson	951,694	311,030
Kevin Handwerker	377,632	-0-
Agnes Mullady	651,029	-0-

Tax Indemnity and Sharing Agreement. On November 30, 2015, we entered into a Tax Indemnity and Sharing Agreement with AC that provides for certain agreements and covenants related to tax matters involving AC and us. This agreement covers time periods before and after the distribution. Among the matters addressed in the agreement are filing of tax returns, retention and sharing of books and records, cooperation in tax matters, control of possible tax audits, and contests and tax indemnities. The agreement also provides for limitations on certain corporate transactions that could affect the qualification of the spin-off as tax free under the Internal Revenue Code.

Service Mark and Name License Agreement. On November 30, 2015, we entered into the Service Mark and Name License Agreement with AC pursuant to which AC has certain rights to use the “Gabelli” name and the “GAMCO” name.

Other. Certain directors and executive officers have immediate family members who are employed by us, our subsidiaries, and certain related entities. The base salaries and bonuses of each of these immediate family members are established in accordance with our compensation practices applicable generally to teammates with equivalent qualifications and responsibilities and holding similar positions. None of the directors or executive officers has a material interest in any of these employment relationships of their immediate family members, and all of the immediate family members of our directors mentioned below are financially independent adult children. None of the immediate family members mentioned below is an executive officer of GAMCO.

A daughter of Mr. Avansino, one of our directors, is employed by one of our subsidiaries in a sales and marketing role and earned from GAMCO in 2019 Variable Compensation of $216,311 plus usual and customary benefits. She also received 500 RSAs on June 30, 2019 with a grant date fair value of $19.17 per share. As with all Company RSAs, fair value equals the closing price of the Company’s Class A Stock on the effective grant date. Compensation expense of $10,068 was recognized for all of her RSAs for financial statement reporting purposes for the fiscal year ended December 31, 2019 calculated in accordance with FASB guidance. The total compensation that she earned from GAMCO in 2019 was $226,379.

A son of our Chairman is employed by a subsidiary of AC, but he also earned from GAMCO in 2019 Variable Compensation of $1,581,001 plus usual and customary benefits.

Our Chairman’s spouse, who has been employed by a subsidiary of the Company in a sales and marketing role since 1984, has been a director of that subsidiary since 1991, and has been his spouse since 2002, earned from GAMCO in 2019 no base salary and $3,821,895 in Variable Compensation plus usual and customary benefits. She also received 3,500 RSAs on June 30, 2019 with a grant date fair value of $19.17 per share. As with all Company RSAs, fair value equals the closing price of the Company’s Class A Stock on the effective grant date. Total compensation expense of $56,004 was recognized by the Company for all of her RSAs for financial statement reporting purposes for the fiscal year ended December 31, 2019 calculated in accordance with FASB guidance. The total compensation that she earned from GAMCO in 2019 was $3,877,899.

A brother of our Chairman earned from GAMCO in 2019 $274,261 in Variable Compensation plus usual and customary benefits. He also received 500 RSAs on June 30, 2019 with a grant date fair value of $19.17 per share. As with all Company RSAs, fair value equals the closing price of the Company’s Class A Stock on the effective grant date. Compensation expense of $10,114 was recognized for all of his RSAs for financial statement reporting purposes for the fiscal year ended December 31, 2019 calculated in accordance with FASB guidance. The total compensation that he earned from GAMCO in 2019 was $284,375.

Ms. Wilson, a director and the daughter of our Chairman, is also a teammate of the Company. Ms. Wilson has been on extended unpaid leave from the Company since January 1, 2004 and, therefore, received no compensation during 2019 other than compensation she received as a director and her previously discussed entitlement, as a member of M4E, to receive her pro-rata share of payments received by M4E under the lease on the Building.

12.	EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS; CONDITIONS

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be determined by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares that we seek to purchase in this Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 A.M., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made under the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through a national newswire service.

If we change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.

If the Company (a) increases the price to be paid for the shares above $17.00 per share, decreases the price to be paid for the shares below $15.00 per share, decreases the number of shares being sought in the Offer or increases the number of shares being sought in the Offer by more than 2% of our outstanding shares, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 12, the Offer will be extended until the expiration of such period of ten business days.

In accordance with the rules of the SEC, if more than $30,000,000 in aggregate purchase price of shares is tendered in the Offer at or below the Purchase Price, subject to the authorization of our Board of Directors, we may increase the number of shares accepted for payment in the Offer by no more than 2% of the outstanding shares without extending the Expiration Date. See Section 2.

13.	U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain U.S. federal income tax considerations of participating in the Offer. This discussion applies only to “U.S. Holders” (as defined below) and “Non-U.S. Holders” (as defined below) that properly tender shares pursuant to the Offer. This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, the Medicare tax on net investment income or any alternative minimum tax consequences. In addition, this discussion does not address all tax considerations applicable to an investor’s particular circumstances. Furthermore, this discussion does not address any tax considerations to any person that may be subject to special tax rules, including, without limitation:

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that make mark-to-market elections with respect to their securities holdings;

•	certain financial institutions, banks, brokers and other financial institutions;

•	“S” corporations, grantor trusts, partnerships and any other entities treated as partnerships for U.S. federal income tax purposes;

•	commodity brokers;

•	real estate investment trusts and regulated investment companies;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax qualified retirement plans, including but not limited to “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	U.S. expatriates;

•	personal holdings companies;

•	persons that hold shares as part of a hedge, straddle, conversion, constructive sale or other integrated transaction;

•	persons who hold or receive shares pursuant to the exercise of any RSA, RSU and employee stock option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to shares being taken into account in an applicable financial statement; or

•	any persons who hold any Class B shares or hold or received Class A shares as a result of holding Class B shares or in exchange for Class B shares.

This summary also does not address the tax consequences of transactions effectuated before, after, or concurrently with the Offer (whether or not any such transactions are consummated in connection with the Offer), including, without limitation, any transaction in which shares are involved, or the tax consequences to holders of any other interest in the Company, including options or similar rights to acquire shares.

In addition, this discussion does not address the tax treatment of partnerships or other entities or arrangements that are pass-through entities for U.S. federal income tax purposes or persons that hold shares through partnerships or other pass-through entities or arrangements. Accordingly, partnerships or other pass-through entities or arrangements that hold shares and partners in such partnerships or pass-through entities or arrangements should consult their tax advisors.

As used herein, the term “U.S. Holder” means a beneficial owner (other than a partnership or any other entity or arrangement that is treated as a pass-through entity for U.S. federal income tax purposes) of one or more shares that owns such shares as a capital asset for U.S. federal income tax purposes and that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner (other than a U.S. Holder, partnership or any other entity or arrangement that is treated as a pass-through entity for U.S. federal income tax purposes) of one or more shares that owns such shares as a capital asset for U.S. federal income tax purposes.

Investors are urged to consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situation, as well as any tax consequences to them of participating in the Offer arising under U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Non-Tendering U.S. Holders

The Offer generally will not result in any U.S. federal income tax consequences to non-tendering U.S. Holders.

Tender of Shares Pursuant to the Offer

Characterization of the Purchase—Distribution vs. Sale Treatment. The exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that participates in the Offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of the shares or as receiving a distribution from us as described in more detail below.

Under the stock redemption rules of Section 302 of the Code, a U.S. Holder will recognize gain or loss on an exchange of shares for cash if the exchange: (a) results in a “complete termination” of all such U.S. Holder’s equity interest in the Company, (b) results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or (c) is “not essentially equivalent to a dividend” with respect to the U.S. Holder (together, the “Section 302 tests”). In applying the Section 302 tests, a U.S. Holder must take into account stock that such U.S. Holder constructively owns under certain attribution rules set forth in Section 318 of the Code, pursuant to which the U.S. Holder will be treated as owning shares owned by certain family members (except that in the case of a “complete termination” a U.S. Holder may waive, under certain circumstances, attribution from family members) and related entities and shares that the U.S. Holder has the right to acquire by exercise of an option. An exchange of shares for cash will be a substantially disproportionate redemption with respect to a U.S. Holder if (i) the percentage of voting stock owned (directly and by attribution) by such U.S. Holder in the Company immediately after the exchange (and other exchanges made pursuant to the Offer) is less than 80% of the same percentage owned (directly and by attribution) by such U.S. Holder in the Company immediately before the exchange (and other exchanges made pursuant to the Offer) and (ii) the percentage of the then-outstanding common stock (voting or nonvoting) owned (directly and by attribution) by such U.S. Holder in the Company immediately after the exchange (and other exchanges made pursuant to the Offer) is less than 80% of the same percentage owned (directly and by attribution) by such U.S. Holder in the Company immediately before the exchange (and other exchanges made pursuant to the Offer). If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. Holder nonetheless may satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will generally satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s equity interest in the Company. An exchange of shares for cash that results in any reduction of the proportionate equity interest in the Company held by a U.S. Holder with a relative equity interest that is minimal (taking into account the constructive ownership rules above) and who does not exercise any control over or participate in the Company’s management should generally be treated as “not essentially equivalent to a dividend.” U.S. Holders are urged to consult their tax advisors regarding the application of the Section 302 tests in their particular circumstances.

We cannot predict whether any particular U.S. Holder will be subject to sale or exchange treatment, on the one hand, or distribution treatment, on the other hand. Contemporaneous dispositions or acquisitions of shares (pursuant to the Offer or otherwise, including market sales and purchases) by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 tests have been satisfied. Each U.S. Holder should be aware that because proration may occur in the Offer, even if all the shares actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer, fewer than all of such shares may be purchased by us. Consequently, we cannot assure you that a sufficient number of any particular U.S. Holder’s shares will be purchased to ensure that this purchase will be treated as a sale or exchange, rather than as a distribution, for U.S. federal income tax purposes pursuant to the rules discussed herein.

Sale or Exchange Treatment. If a U.S. Holder is treated under the Section 302 tests as recognizing gain or loss from the “sale or exchange” of the shares for cash, such gain or loss will be equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in the shares exchanged therefor. Generally, a U.S. Holder’s tax basis in the shares will be equal to the cost of the shares to the U.S. Holder reduced by any previous returns of capital. Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one (1) year as of the date of the exchange. Long-term capital gain is currently subject to a reduced rate of tax for non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. A U.S. Holder must calculate gain or loss separately for each block of shares (generally, shares acquired at the same cost in a single transaction). A U.S. Holder may be able to designate which blocks of shares it wishes to tender and the order in which different blocks will be purchased in the event that less than all of its shares are tendered. U.S. Holders that own separate blocks of shares should consult their own tax advisor with respect to these rules.

Distribution Treatment. If a U.S. Holder is not treated under the Section 302 tests as recognizing gain or loss from the “sale or exchange” of shares for cash, the entire amount of cash received by such U.S. Holder pursuant to the Offer will be treated as a distribution by the Company with respect to the U.S. Holder’s shares. The amount of any distribution made to a U.S. Holder with respect to shares generally will be included in such U.S. Holder’s gross income as dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis (but not below zero) in the shares and thereafter as either long-term or short-term capital gain, as applicable. Any remaining tax basis in the shares tendered will be transferred to any remaining shares held by such U.S. Holder (and may be lost if the U.S. Holder does not retain any shares after the Offer).

To the extent that cash received in exchange for shares is treated as a dividend to a corporate U.S. Holder, (a) it generally will be eligible for a dividends-received deduction (subject to certain requirements and limitations) and (b) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

Accrued Dividends. If any amounts received by a U.S. Holder as part of gross proceeds on the tender of our shares is an accumulated and unpaid dividend, the portion of the gross proceeds representing such dividend amounts generally will be treated as dividend income in the hands of the U.S. Holder (as explained above).

Non-U.S. Holders

Non-Tendering Non-U.S. Holders

The Offer generally will not result in any U.S. federal income tax consequences to non-tendering Non-U.S. Holders.

Tender of Shares Pursuant to the Offer

Sale or Exchange Treatment. Gain realized by a Non-U.S. Holder on a sale of shares for cash pursuant to the Offer generally will not be subject to U.S. federal income tax if the sale is treated as a “sale or exchange” under the Section 302 tests described above under “U.S. Holders—Tender of Shares Pursuant to Offer—Characterization of the Purchase—Distribution vs. Sale Treatment” unless: (a) that gain is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment) of the Non-U.S. Holder; (b) the Non-U.S. Holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (c) our shares constitute “United States real property interests” by reason of our status as a “United States real property holding corporation” (a “USRPHC”) at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held shares.

If a Non-U.S. Holder is subject to clause (a) of the preceding paragraph, the Non-U.S. Holder will generally be subject to tax on the net gain at regular graduated U.S. federal income tax rates as if it were a U.S. person. If a Non-U.S. Holder is a non-U.S. corporation that falls under clause (a) of the preceding paragraph, the Non-U.S. Holder may also be subject to an additional branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. If the Non-U.S. Holder is an individual described in clause (b) of the preceding paragraph, the Non-U.S. Holder will generally be subject to a flat 30% (or, if applicable, a lower treaty rate) tax on the gain, which may be offset by U.S. source capital losses even though the Non-U.S. Holder is not considered a resident of the United States, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

In general, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although the Company believes that it is not a USRPHC currently, it has not undertaken an analysis as to whether it may have been a USRPHC at any time during the five-year period ending on the date of disposition. Accordingly, we cannot assure you we were not a USRPHC at any time during the relevant period. Nevertheless, in the event that we have been a USRPHC at any time during the relevant period described above, as long as our shares are regularly traded on an established securities market, gain from the disposition of the shares will be subject to taxation under clause (c) in the beginning of this section, only with respect to a Non-U.S. Holder that actually or constructively held more than 5% of our shares at any time during the shorter of (i) the five-year period ending on the date of the disposition or (ii) the Non-U.S. Holder’s holding period for such shares. If gain on the disposition of shares were subject to taxation under clause (c) in the beginning of this section, the Non-U.S. Holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person.

Distribution Treatment. If a Non-U.S. Holder is not treated under the Section 302 tests as recognizing gain or loss on a “sale or exchange” of shares for cash, the entire amount of cash received by such Non-U.S. Holder pursuant to the Offer (including any amount withheld, as discussed below) will be treated as a distribution by us with respect to the Non-U.S. Holder’s shares. The treatment for U.S. federal income tax purposes of such distribution as a dividend, tax-free return of capital, or gain from the sale or exchange of shares will be determined in the manner described above under “U.S. Holders— Tender of Shares Pursuant to Offer—Distribution Treatment.” Except as described in the following paragraphs, to the extent that amounts received by the Non-U.S. Holder are treated as dividends, such dividends will be subject to U.S. federal withholding tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty).

If a Non-U.S. Holder is engaged in a trade or business in the United States and any dividends with respect to the shares are effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment), then the Non-U.S. Holder generally will be subject to U.S. federal income tax on those dividends on a net income basis (although the dividends will be exempt from the 30% U.S. federal withholding tax, provided certain certification and disclosure requirements are satisfied) in the same manner as if received by a U.S. person. Any such effectively connected income received by a non-U.S. corporation may be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate). To claim the exemption from withholding for income that is effectively connected with a U.S. trade or business, the Non-U.S. Holder must furnish to the applicable withholding agent a properly executed IRS Form W-8ECI (or applicable successor form).

A Non-U.S. Holder who wishes to claim the benefit of a reduced rate of U.S. withholding tax under an applicable treaty for dividends that are not effectively connected with the conduct of a U.S. trade or business must furnish to the applicable withholding agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying that such Non-U.S. Holder is not a U.S. person and such Non-U.S. Holder’s qualification for the reduced rate. Special certification and other requirements apply to certain Non-U.S. Holders that hold shares through certain non-U.S. intermediaries or are pass-through entities rather than corporations or individuals. If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Withholding For Non-U.S. Holders. Because, as described above, it is unclear whether the cash received by a particular Non-U.S. Holder in connection with the Offer will be treated (a) as proceeds of a sale or exchange or (b) as a distribution, the Depositary or other applicable withholding agent may treat such payment as a dividend distribution for withholding purposes. Accordingly, payments to Non-U.S. Holders may be subject to withholding at a rate of 30% of the gross proceeds paid, unless the Non-U.S. Holder establishes an entitlement to a reduced or zero rate of withholding by timely completing, under penalties of perjury, the applicable IRS Form W-8. In order to obtain a reduced or zero rate of withholding pursuant to an applicable income tax treaty, a Non-U.S. Holder must deliver to the Depositary or other applicable withholding agent, before the payment is made to such Non-U.S. Holder, a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) claiming such reduction or exemption. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary or other applicable withholding agent before the payment is made to it a properly completed and executed IRS Form W-8ECI (or applicable successor form). To the extent Non-U.S. Holders tender our shares held in a United States brokerage account or otherwise through a United States broker, dealer, commercial bank, trust company, or other nominee, such Non-U.S. Holders should consult such United States broker or other nominee and their own tax advisors to determine the particular withholding procedures that will be applicable to them.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any U.S. federal tax withheld if such shareholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above under “U.S. Holders—Tender of Shares Pursuant to Offer—Characterization of the Purchase—Distribution vs. Sale Treatment” or if the Non- U.S. Holder is entitled to a reduced or zero rate of withholding pursuant to any applicable income tax treaty and a higher rate was withheld.

Non-U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of participation in the Offer, including the application of U.S. federal income tax withholding rules, eligibility for a reduction of or an exemption from withholding tax, and the procedure for obtaining any available refund, as well as the applicability and effect of state, local, foreign and other tax laws.

Accrued Dividends. If any amounts received by a Non-U.S. Holder as part of gross proceeds on the tender of our shares is an accumulated and unpaid dividend, the portion of the gross proceeds representing such dividend amounts generally will be treated as dividend income in the hands of the Non-U.S. Holder (as explained above).

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under FATCA on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our shares (including, for this purpose, any sale or exchange of shares treated as a distribution for withholding purposes as described above under “Non-U.S. Holders—Tender of Shares Pursuant to the Offer—Withholding For Non-U.S. Holders”) paid to a “foreign financial institution” (as defined by the Code to include, in addition to banks and traditional financial institutions, entities such as investment funds and certain holding companies) or a “non-financial foreign entity” (as defined in the Code), unless (a) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (b) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (c) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (a) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it will undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our shares are held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise generally be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law. The FATCA withholding tax generally will be creditable against the withholding described in “Non-U.S. Holders—Tender of Shares Pursuant to the Offer—Withholding For Non-U.S. Holders.” Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their participation in the Offer.

Backup Withholding and Information Reporting

In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer, a U.S. Holder surrendering shares in the Offer must, unless an exemption applies, provide the Depositary with such U.S. Holder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a U.S. Holder does not provide such U.S. Holder’s correct TIN or fails to provide the required certifications, the IRS may impose a penalty on such U.S. Holder and payment of cash to such U.S. Holder’s pursuant to the Offer may be subject to backup withholding of 24%. All shareholders surrendering shares pursuant to the Offer should complete and sign the main signature form and the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Depositary). Certain shareholders (including, among others, corporations) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Non-U.S. Holders should complete and sign the main signature form included as part of the Letter of Transmittal and an appropriate IRS Form W-8 (instead of an IRS Form W-9), a copy of which may be obtained from the Depositary, in order to avoid backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding tax required to be withheld from a payment to a shareholder will be allowed as a credit against the shareholder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. A shareholder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by timely filing a refund claim with the IRS.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND TREATIES.

14.	ADDITIONAL INFORMATION; MISCELLANEOUS

We filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer is a part. This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that shareholders review the Schedule TO, including the exhibits, and the other materials we have filed with the SEC before making a decision on whether to accept the Offer.

We will assess whether we are permitted to make the Offer in all jurisdictions. If we determine that we are not legally able to make the Offer in a particular jurisdiction, we reserve the right to withdraw the Offer in that particular jurisdiction and we will inform shareholders of this decision. If we withdraw the Offer in a particular jurisdiction, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders residing in that jurisdiction.

Our Board of Directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and shareholders should consult with personal advisors if holders have questions about their financial or tax situation.

We are subject to the information requirements of the Exchange Act and in accordance therewith we file and furnish reports and other information with the SEC. All reports and other documents we have filed or furnished with the SEC, including the Schedule TO relating to the Offer, or will file or furnish with the SEC in the future, can be read and copied at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also inspect such filings on the Internet website maintained by the SEC at www.sec.gov.

The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The following documents contain important information about us and we incorporate them herein by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2019; and

•	Our Current Report on Form 8-K filed with the SEC on February 21, 2020.

Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase or any subsequently filed document referenced above.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

Shareholders can obtain any of the documents incorporated by reference in this Offer to Purchase from us or from the SEC’s web site at the address described above.  Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents.  Shareholders can obtain documents incorporated by reference in this Offer to Purchase by requesting them in writing or by telephone from us at One Corporate Center, Rye, NY 10580-1422; telephone: (203) 629-2726.  Any shareholder requesting information should be sure to include his or her complete name and address in the request.

Sincerely,

Kieran Caterina
Principal Financial Officer
GAMCO Investors, Inc.
March 11, 2020

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

Please direct any questions or requests for assistance and requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other Offer materials to Kevin Handwerker, our General Counsel, by phone at (914) 921-5192, or by mail addressed to Kevin Handwerker, General Counsel, GAMCO Investors, Inc., One Corporate Center, Rye, New York 10580-1422. Shareholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

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